Exhibit 99.1

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form 20-F of our report dated August 29, 2007 relating to the financial statements of I.I.S. Intelligent Information Systems Limited, which appears in such Registration Statement.

Tel-Aviv, Israel /s/ Kesselman & Kesselman
January 10, 2008 Certified Public Accountants (Isr.)
A member of PriceWaterhouseCoopers
International Limited